____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

1 | EMBRAER EARNINGS RESULTS | 2nd QUARTER 2026 EARNINGS RESULTS 2nd Quarter 2026 2 | EMBRAER EARNINGS RESULTS | 2nd QUARTER 2026 Index Highlights Main Financial Indicators 2026 Guidance Updated Deliveries And Backlog Revenue, Gross Margin And Adjusted EBIT Adjusted EBIT (Earnings Before Interest & Taxes) Adjusted Net Income Investments Working Capital Adjusted Free Cash Flow Cash Position Variance Debt & Liability Management Capital Markets Shareholder Remuneration Financial Statements Reconciliation Of IFRS And “Non-GAAP” Information Ratios Based On “Non-GAAP” Information Conference Call Information About Embraer 3 4 4 5 6 7 8 8 9 10 10 11 12 13 14 20 23 24 25 | INDEX 3 | EMBRAER EARNINGS RESULTS | 2nd QUARTER 2026 | HIGHLIGHTS 2026 Guidance updated: From an operational point of view, Commercial Aviation deliveries between 80 and 85 aircraft (unchanged) and Executive Aviation deliveries between 160 and 170 aircraft (unchanged). From a financial point of view, the company now forecasts revenues in the US$8.2 to US$8.5 billion range (unchanged), Adjusted EBIT margin between 10.0% and 10.6% (up from between 8.7% and 9.3%), and Adjusted free cash flow w/o Eve of US$400 million or higher (up from US$200 million or higher) for the year. >400 m Highlights The circa US$110 million (130bp) increase in the mid-point of the implied 2026 Adjusted EBIT guidance reflects: a) US$68 million (80bp) from an extraordinary tax credit, b) US$38 million (45bp) from the exemption of direct U.S. import tariffs in 2H26 and c) US$4 million (5bp) from an improved business outlook. (The company is still subject to circa US$12 million (15bp) of indirect U.S. import tariffs on a yearly basis). 110 m Revenues totaled US$2,235 million in 2Q26 – all-time high 2nd quarter – and +23% year-over-year (yoy). +23% Adjusted EBIT reached US$296.9 million with a +13.3% margin in 2Q26 (+10.5% in 2Q25). U.S. import tariffs totaled US$8 million during the quarter (35bp) and the company recorded an extraordinary US$68 million tax credit (300bp). If we exclude the effects of both U.S. tariffs and the extraordinary tax credit, Adjusted EBIT margin would have been +10.6% in 2Q26. 296.9 m To access the spreadsheet containing the data available in our Investor Relations website click here. Adjusted free cash flow w/o Eve was US$401.0 million during the period, reflecting stronger operating performance, strong sales related pre-downpayment inflows and an extraordinary tax credit. 401 m Firm order backlog of US$34.5 billion in 2Q26 – an all-time high and more than 16% higher yoy. For more information, please see our 2Q26 Backlog and Deliveries release. 34.5 bn Embraer delivered 65 aircraft in 2Q26, of which 20 were commercial jets (10 E2s and 10 E1s), 45 were executive jets (24 small and 21 medium) while there were no deliveries in defense; +7% versus the 61 aircraft delivered yoy. 65 jets 4 | EMBRAER EARNINGS RESULTS | 2nd QUARTER 2026 Main Financial Indicators IFRS 2Q26 1Q26 2Q25 1H26 1H25 Revenue 2,235.3 1,446.7 1,819.2 3,682.0 2,922.2 Adjusted EBITDA 355.6 143.6 245.5 499.2 354.1 Adjusted EBITDA margin % 15.9% 9.9% 13.5% 13.6% 12.1% Adjusted EBIT 296.9 94.0 191.8 390.9 253.8 Adjusted EBIT margin % 13.3% 6.5% 10.5% 10.6% 8.7% Adjusted net income1 218.6 27.7 158.0 246.3 208.0 Earnings per share - ADS basic 1.1880 0.1856 0.4283 1.3747 0.8281 Adjusted free cash flow w/o Eve 401.0 (447.1) (161.6) (46.1) (547.4) Net cash w/o Eve* (214.5) (530.1) (688.7) (214.5) (688.7) 1Adjusted Net Income is a non-GAAP measure calculated by adding Net Income attributable to Embraer Shareholders plus adjusting for non-recurring items. * Net cash w/o Eve represents cash and cash equivalents, plus financial investments, minus short-term and long-term loans and financing, less Eve’s net cash. Financials are derived from unaudited information. In millions of U.S dollars, except % and earnings per share data São Paulo, Brazil, August 10, 2026 (NYSE: EMBJ, B3: EMBJ3). The company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) and in accordance with IFRS. The financial data presented in this document as of and for the quarters ended June 30, 2026 (2Q26), March 31, 2026 (1Q26), and June 30, 2025 (2Q25), are derived from unaudited financial statements, except annual financial data and where otherwise stated. 2026 GUIDANCE NEW OLD Commercial Aviation deliveries 80 - 85 80 - 85 Executive Aviation deliveries 160 - 170 160 - 170 Consolidated revenues (US$ billion) 8.2 - 8.5 8.2 -8.5 Adjusted EBIT margin 10.0% - 10.6% 8.7% - 9.3% Free cash flow (US$ million)* 400 or higher 200 or higher * Free cash flow = Adjusted free cash flow w/o Eve. Management believes prior guidance no longer represents evenly balanced opportunities and risks for full-year operations. From an operations point of view, Embraer reiterates Commercial Aviation deliveries between 80 and 85 aircraft (unchanged) and Executive Aviation deliveries between 160 and 170 aircraft (unchanged). However, from a financial point of view, the company now forecasts revenues in the US$8.2 to US$8.5 billion range (unchanged), Adjusted EBIT margin between 10.0% and 10.6% (up from between 8.7% and 9.3%), and Adjusted free cash flow of US$400 million or higher (up from US$200 million or higher) for the year. 2026 Guidance Updated (Eve Not Included) | MAIN FINANCIAL INDICATORS & 2026 GUIDANCE 5 | EMBRAER EARNINGS RESULTS | 2nd QUARTER 2026 Deliveries and Backlog Embraer delivered 65 aircraft in 2Q26, of which 20 were commercial jets (10 E2s and 10 E1s) and 45 were executive jets (24 small and 21 medium); +7% increase compared to the 61 aircraft delivered yoy. (There were no deliveries in the defense segment during the quarter.) The number of deliveries for Commercial Aviation was +5% higher and for Executive Aviation +18% higher compared to 2Q25. For more information, please see our 2Q26 Backlog and Deliveries release. The company wide backlog reached US$34.5 billion in 2Q26, a record‑setting level. Compared to a year ago, the backlog increased +16% with strength across all business units. For instance, the backlog for Defense & Security increased +42%, Commercial Aviation +15%, Services & Support +12% and Executive Aviation +5% yoy. 2Q25 3Q25 4Q25 1Q26 2Q26 5.5 6.1 7.8 34.5 4.9 4.9 4.9 4.3 3.9 4.6 7.4 7.3 7.6 29.7 31.3 31.6 Services & Support Defense & Security Executive Aviation Commercial Aviation +16% US$ billion | OPERATING RESULTS 5.1 4.4 7.6 32.1 13.1 15.2 14.5 15.0 15.1 Commercial Aviation 5% E1 E2 2Q25 3Q25 4Q25 1Q26 2Q26 9 10 10 10 7 14 13 18 4 6 Defense & Security N/A KC-390 A-29 Super Tucano 2Q25 3Q25 4Q25 1Q26 1 4 4 2 1 4 Executive Aviation +18% Small Jets Medium Jets 2Q25 3Q25 4Q25 1Q26 2Q26 16 13 24 21 17 21 22 28 18 25 23 2Q26 6 | EMBRAER EARNINGS RESULTS | 2nd QUARTER 2026 Executive Aviation Revenues totaled US$725 million in the quarter, +32% higher yoy, supported by higher volumes and product mix. Gross margin increased from +20.9% a year ago to +23.8%, reflecting improved volumes, prices and lower U.S. tariffs during the period (US$6 million; 83bp versus US$10 million; 175bp a year ago). Adjusted EBIT margin increased from +14.5% in 2Q25 to +23.4%, boosted by stronger operating performance and an extraordinary US$60 million tax credit (820bp). If we exclude the effects of both U.S. tariffs and tax credit, Adjusted EBIT margin would have been +16.1% in 2Q26. Revenue, Gross Margin and Adjusted EBIT Consolidated revenue of US$2,235 million in 2Q26 represented a +23% increase yoy. All business units performed well throughout the quarter. For instance, Defense & Security revenues increased +38% yoy, Executive Aviation +32%, Services & Support +24%, and Commercial Aviation +8% yoy. Commercial Aviation Revenues were US$625 million during the quarter, +8% higher yoy, primarily driven by higher volumes. However, gross margin decreased from +10.1% to +8.4% yoy while Adjusted EBIT margin decreased from +4.3% to +2.9% yoy because of customer mix (i.e. legacy contracts). Defense & Security Revenues reached US$304 million during the quarter, +38% higher yoy, because of stronger KC-390 revenue recognition related to customer mix and product stage (in accordance with the percentage of completion calculation method). Gross margin increased from +19.5% to +20.6% yoy while the Adjusted EBIT margin rose from +9.2% to +11.9% yoy, supported by operating leverage. | EARNINGS RESULTS 577 625 2Q25 2Q26 Adj. EBIT margin Revenues (US$M) 4% 3% Adj. EBIT margin Revenues (US$M) 549 23% 15% 725 2Q25 2Q26 221 304 2Q25 2Q26 Adj. EBIT margin Revenues (US$M) 9% 12% 7 | EMBRAER EARNINGS RESULTS | 2nd QUARTER 2026 Services & Support Revenues totaled US$565 million in the quarter, +24% higher yoy, driven by higher volumes across all segments. The gross margin decreased from +28.8% to +27.5% yoy because of materials inflation and U.S. tariffs during the period (US$2 million; 34bp versus US$0.4 million; 9bp a year ago). Adjusted EBIT margin increased from +15.5% to +18.7% yoy, primarily driven by a US$8 million extraordinary tax credit (140bp). If we exclude the effects of both U.S. tariffs and tax credit, Adjusted EBIT margin would have been +17.6% in 2Q26. Others The segment includes Agricultural Aviation (i.e. crop duster), the Tempest cyber division, the landing gear division, and other businesses. Revenues for the segment decreased -6% from US$16 million to US$15 million yoy, primarily reflecting lower deliveries in agricultural aviation during the quarter. Adjusted EBIT / Earnings Before Interest & Taxes Adjusted EBIT was US$296.9 million with a +13.3% margin in the quarter if we exclude US$11.1 million from extraordinary items (i.e. Eve’s results). Reported EBIT was US$285.8 million in 2Q26 (+12.8% margin) up from US$179.5 million in 2Q25 (+9.9% margin), primarily driven by stronger operating performance and US$68 million extraordinary tax credit during the period. If we exclude the effects of both U.S. tariffs and tax credit, Adjusted EBIT margin would have been +10.6% in 2Q26. 456 565 2Q25 2Q26 19% 16% Revenues (US$M) 16 15 2Q25 2Q26 Financials are derived from unaudited information. EBIT Eve results US$ Million Adjusted EBIT 2Q26 - 400 Adjusted EBIT 286 11 297 | EARNINGS RESULTS Adj. EBIT margin Revenues (US$M) 300 200 100 8 | EMBRAER EARNINGS RESULTS | 2nd QUARTER 2026 Adjusted Net Income Adjusted net income was US$218.6 million for the quarter if we exclude US$6.0 million from extraordinary items (i.e. Eve’s results), compared to US$158.0 million a year ago. The year-over-year increase was mainly driven by stronger operating performance and lower net financial expenses, which were partially offset by higher taxes during the period. Net income attributable to Embraer shareholders and net income per ADS (American Depositary Shares) were US$212.6 million and US$1.1880 in 2Q26, compared to US$78.6 million and US$0.4283, respectively, in 2Q25. The company decided to no longer classify deferred taxes as an extraordinary item in 2026 because its impact in the long run is close to zero, and consequently, adjusted the presented 2025 comps for an apples-to-apples comparison. Financials are derived from unaudited information. | EARNINGS RESULTS Investments Embraer, on a stand-alone basis, invested a total of US$120.8 million in 2Q26 compared to US$97.5 million in 2Q25. Capital expenditures amounted to US$42.4 million (US$52.6 million a year ago), net additions to the Pool program (spare parts) another US$18.1 million (US$8.0 million a year ago), net add to intangibles US$23.9 million (US$28.2 million a year ago) and research US$36.4 million (US$8.7 million a year ago). Meanwhile, Eve invested a total of US$30.2 million during the quarter (US$48.4 million a year ago), of which US$1.9 million was capital expenditures, US$25.6 million net add to intangibles and US$2.7 million research. Consequently, Embraer and Eve, on a consolidated basis, invested a total of US$151.0 million during the period (US$145.9 million a year ago). Capex* Eve Capex* Net add Pool program* Net add to Research** intangible Embraer Investment Eve Research** Eve Investment Embraer & Eve investment Eve net add to intangible 200 150 100 US$ Million Investments 2Q26 50 - 42 18 24 36 121 26 3 2 30 151 *PP&E (Capex + Net add Pool program) US$62.4 million considers only related cash inflows and outflows during the period; US$59.6 million in the Adjusted Free Cash Flow section reflects accruals from the indirect cash flow accounting methodology [Acquisition of and Proceeds from sale of PP&E: US$63.2 million and US$ (3.6) million; CF]. **Research expenditures are expensed (i.e. not capitalized). Embraer net income Eve results US$ Million Adjusted net income 2Q26 300 Embraer adj. net income 213 6 219 Financials are derived from unaudited information. 200 100 - 9 | EMBRAER EARNINGS RESULTS | 2nd QUARTER 2026 Currently, Embraer on a stand-alone basis has three main sustainable growth projects: • Executive Aviation (US$90 million capex during 2024-2027; Gavião Peixoto SP, Brazil & Melbourne FL, USA): an increase in the production capacity for the business by 2027 in-line with its recent backlog growth; • Services & Support (US$105 million capex during 2021-2026; OGMA Portugal): brand new line for induction of PW1100 and PW1900 engines with start of operations in 2024 and full ramp-up (US$650 million revenues) in 2030; and • Services & Support (US$70 million capex during 2025-2027; Fort Worth TX, USA): an increase in the MRO footprint to service Commercial Aviation clients in North America by 50%+ in 2027. | EARNINGS RESULTS Balance Sheet Data w/o Eve 2Q26 1Q26 2Q25 Δ qoq Δ yoy Inventories 3,702.3 3,666.6 3,578.3 35.7 124.0 Trade accounts receivable 389.8 329.7 358.4 60.1 31.4 A Customer and commercial financing 43.1 7.9 24.0 35.2 19.1 Contract assets 600.8 615.8 786.9 (15.0) (186.1) Other assets 951.4 922.3 829.5 29.1 121.9 Contract liabilities 3,738.6 3,438.9 3,314.9 299.7 423.7 Trade accounts payable 1,266.0 1,209.9 1,164.4 56.1 101.6 Trade accounts payable - Supplier finance 53.8 52.3 50.6 1.5 3.2 Other payables 1,641.9 1,669.8 1,444.1 (27.9) 197.8 Working Capital (A-B) (1,012.9) (828.6) (396.9) (184.3) (616.0) Working Capital (w/o Eve) Working capital improved US$(184.3) million during 2Q26 because of sales related pre-downpayments. In the assets side, the main variance was in a) Trade accounts receivable (US$60.1 million), while in the liabilities side, the main variance was in b) Contract liabilities (US$299.7 million – mainly Defense & Security related). in millions of U.S. dollars B Financials are derived from unaudited information. Inventories: raw materials, work in progress, spare parts and finished goods. Trade accounts receivable: amount owed by clients for products sold and not paid yet. Customer and commercial financing: amount owed by clients for financing provided for products sold and not paid yet. Contract assets: rights to compensation for the work already completed but not yet billed at the reporting date. Contract liabilities: non-refundable advance payments received prior to a) delivery of aircraft or b) the acceptance of managerial stages under long-term contracts, as well as supply of spare parts, training, technical assistance and other obligations included in aircraft sales contracts. Trade accounts payable: amount owed by the company for goods and/or services provided by suppliers. Trade accounts payable – supplier finance: amount owed by the company for goods and/or services provided by suppliers which were invoiced to financial institutions for early payment. 10 | EMBRAER EARNINGS RESULTS | 2nd QUARTER 2026 Adjusted Free Cash Flow Embraer on a stand-alone basis Adjusted free cash flow was US$401.0 million in 2Q26, primarily driven by stronger operating performance, strong sales-related pre-downpayment inflows (i.e. associated contract liabilities) and extraordinary tax credits. | EARNINGS RESULTS Cash Position Variance Embraer’s liquidity position remains solid as its cash position on a consolidated basis reached US$2,340.6 million at the end of 2Q26, and it is complemented by its undrawn US$1.0 billion Revolving Credit Facility (RCF). The consolidated cash position was US$42.0 million higher than the US$2,298.6 million in 1Q26. The company generated US$351.8 million in Adjusted free cash flow during the quarter [Embraer stand-alone US$401.0 million and Eve US$(49.2) million]. Net financial position variance was US$(228.5) million (mainly due to US$(236.2) million in proceeds/payments from/to loans and financing), while M&A net outflows (i.e. net investments in subsidiaries) reached US$(18.5) million and dividends paid in the period were US$(62.8) million. Meanwhile, Eve’s cash position stood at US$403.2 million in 2Q26. Therefore, Embraer on a stand-alone basis finished the quarter with US$1,937.4 million in cash balance. Embraer consolidated cash 1Q26* Free cash flow** Net financial position var.*** M&A Dividends Shares repurchased Embraer consolidated cash 2Q26 Eve cash 2Q26 Embraer S.A. cash 2Q26**** 3,000 2,000 1,000 US$ Million Cash position variance (from 1Q26 to 2Q26) - 2,299 352 (229) (403) 1,937 2,341 (19) (63) - * Cash includes cash & cash equivalents, current and non-current financial investments (BS). ** Embraer consolidated adjusted free cash flow: 2Q26 Embraer stand-alone US$401.0 million and Eve US$(49.2) million. *** Net financial position variance includes: 2Q26 net financial investments [US$47.6 million; CF], loans amortizations [US$(1.2) million; CF] repayment / proceeds from borrowings (US$(236.2) million; CF), lease payments [US$(6.0) million; CF], foreign exchange gain (loss), net [US$2.0 million; CF] and change in current and non-current financial investments [US$(34.7) million; BS]. **** Sa = Stand-alone Financials are derived from unaudited information. Embraer EBITDA Working Capital* Working capital forex variance Net additions to PP&E Intangible Inc. tax and social contrib. Interest paid Embraer consolidated adj. free cash flow Eve free cash flow Embraer standalone free cash flow 750 US$ Million Reported EBITDA to Free Cash Flow 2Q26 345 181 2 (60) (50) 49 401 (36) 352 *Working capital change for Embraer consolidated US$180.7 million; Embraer stand-alone US$184.3 million and Eve US$(3.6) million. Financials are derived from unaudited information. (31) 500 250 - 11 | EMBRAER EARNINGS RESULTS | 2nd QUARTER 2026 * Eve’s net cash = cash and cash equivalents plus financial investments minus short-term and long-term loans. ** Embraer and Eve’s net cash = cash and cash equivalents plus financial investments short-term and long term minus loans short-term and long-term. Financials are derived from unaudited information. Debt & Liability Management Embraer’s stand-alone net cash position improved sequentially by US$315.6 million to US$(214.5) million in 2Q26, driven by a US$79.8 million increase in its cash position and a US$(235.8) million reduction in gross debt, supported by positive US$401.0 million Adjusted free cash flow generation during the period. 2Q26 1Q26 2Q25 Δ qoq Δ yoy Embraer cash 1,937.4 1,857.6 1,360.9 79.8 576.5 Embraer gross debt 2,151.9 2,387.7 2,049.6 (235.8) 102.3 Embraer net cash (214.5) (530.1) (688.7) 315.6 474.2 Eve cash 403.2 441.0 244.4 (37.8) 158.8 Eve gross debt 312.3 302.4 155.7 9.9 156.6 Eve net cash* 90.9 138.6 88.7 (47.7) 2.2 Embraer & Eve net cash** (123.6) (391.5) (600.0) 267.9 476.4 | DEBT & LIABILITY MANAGEMENT Eve’s net cash position worsened US$(47.7) million sequentially to US$90.9 million in 2Q26 because of the negative US$(49.2) million free cash flow generation during the period. Furthermore, Eve’s gross debt increased by US$9.9 million qoq to US$312.3 million, as the company continued to finance its research and development efforts. In terms of debt profile, the average loan maturity for Embraer (ex Eve) increased to 9.2 years in 2Q26 from 8.9 years in 1Q26. The debt maturity structure consisted of 95% in long-term contracts and only 5% in short-term ones. In the meantime, the cost of United States dollar-denominated loans decreased to 5.14% per year from 5.57% qoq. Finally, the cost of euro-denominated loans also decreased to 3.90% per year from 3.96% qoq. 1 Revolving Credit Facility; 2 Maturities without Eve, do not consider accrued interest and deferred cost | Eve Financial Position: Cash equivalents and financial investments: US$403 million / Debt maturing through 2031: US$236 million / Debt maturing from 2031 onwards: US$77 million. Maturities US$ million RCF1 Cash 1,937 66 15 106 85 205 672 1,014 1,000 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 >2036 2,937 25 19 7 5 US$ million Deleveraging Net debt ex Eve/ adj. EBITDA Adj. EBITDA Adj. EBITDA LTM 2022 2023 2024 2025 459 562 922 889 2.3x 1.4x 0.1x -0.1x 2Q25 2Q26 1,038 1,034 0.7x 0.2x Maturities 2 in millions of U.S dollars 12 | EMBRAER EARNINGS RESULTS | 2nd QUARTER 2026 Capital Markets Share price on June 30, 2026: EMBJ3 R$81.85 / EMBJ $63.80; Market Cap on June 30, 2026: EMBJ3 R$54.3 bn / EMBJ US$10.5 bn; and 3-month ADTV: EMBJ3 R$432 million / EMBJ US$76 million. | CAPITAL MARKETS EMBJ3 x IBOV EMBJ3 IBOV 45% Jul/25 Oct/25 Jan/26 Apr/26 Jun/26 2% 23% EMBJ x S&P 500 EMBJ S&P 500 Jul/25 Oct/25 Jan/26 Apr/26 Jun/26 8% 21% Bonds Yield to Maturity 2035 2038 5% 6% 7% Oct/25 Jan/26 Apr/26 Jun/26 5.8% 5.3% Jul/25 Bonds Spread Over U.S. Treasury 2035 2038 50 200 Oct/25 Jan/26 Apr/26 Jun/26 100bp 131bp Jul/25 150 100 30% 15% 0% -15% -30% 45% 30% 15% 0% -15% -30% 13 | EMBRAER EARNINGS RESULTS | 2nd QUARTER 2026 Shareholder Remuneration On June 18th, 2026, the company declared R$200.0 million (R$0.28 per share) in Interest on Equity (IoE) related to the 2nd quarter. For fiscal year 2026 and beyond, the company intends to analyze the potential fiscal benefits from quarterly IoE declarations. These IoE values will be added with – if required – a top-up dividend to comply with the minimum 25% of net income payment established by Brazilian corporate law. The company will pay these monies in a single annual payment after the approval of the potential top-up dividend in the next calendar year shareholders’ meeting. Period Declared Income Approval Date EMBJ3 Record Date1 EMBJ3 Payment Date2 Gross Amount Declared (R$ million) Gross Value per Share (R$) Gross Value per ADS (US$)3 2Q26 IoE June 18, 2026 June 23, 2026 May 24, 2027 200.0 0.28 0.22 2026 Total 200.0 0.28 0.22 Dividend yield (%)4 0.34% 0.34% 1 Shareholders on record at the close of trading in the B3 stock exchange will be entitled to receive the proceeds. 2 Payment date refers to EMBJ3; for EMBJ the payment will follow applicable procedures from the U.S. depositary bank. 3 Estimated values (i.e. dependent on spot foreign exchange rate). 4 Dividend yield was calculated based on the share price as of June 30, 2026. | SHAREHOLDER REMUNERATION 14 | EMBRAER EARNINGS RESULTS | 2nd QUARTER 2026 FINANCIAL STATEMENTS 15 | EMBRAER EARNINGS RESULTS | 2nd QUARTER 2026 Embraer S.A. Consolidated Income Statement (in millions of U.S. dollars, except earnings per share and number of shares) 2Q26 1Q26 2Q25 1H26 1H25 Revenue 2,235.3 1,446.7 1,819.2 3,682.0 2,922.2 Cost of sales and services (1,790.5) (1,186.5) (1,466.3) (2,977.0) (2,380.2) Gross profit 444.8 260.2 352.9 705.0 542.0 Administrative expenses (57.5) (51.3) (52.7) (108.8) (101.9) Selling expenses (93.0) (82.5) (88.9) (175.5) (159.9) Expected credit (losses) reversal (1.6) (1.1) (9.1) (2.7) (5.9) Research expenses (39.1) (15.5) (12.1) (54.6) (26.3) Other income 74.7 5.6 17.0 80.3 41.7 Other expenses (39.9) (33.9) (26.5) (73.8) (55.4) Share of profit of investments accounted for under the equity method (2.6) 0.2 (1.1) (2.4) (3.6) Operating income before financial result 285.8 81.7 179.5 367.5 230.7 Financial income 54.1 49.8 20.1 103.9 116.4 Financial expense (62.9) (86.5) (133.6) (149.4) (295.5) Foreign exchange gain (loss), net (2.5) (3.7) (18.8) (6.2) (28.5) Income before income tax 274.5 41.3 47.2 315.8 23.1 Income tax (60.6) (4.2) 22.1 (64.8) 126.0 Income for the period 213.9 37.1 69.3 251.0 149.1 Attributable to: - Owners of Embraer 212.6 33.4 78.6 246.0 152.0 - Non-controlling interests 1.3 3.7 (9.3) 5.0 (2.9) Weighted average number of shares (in thousands) Basic 715.8 719.7 734.0 715.8 734.0 Diluted 715.8 719.7 734.0 715.8 734.0 Earnings per share Basic 0.2970 0.0464 0.1071 0.3437 0.2071 Diluted 0.2970 0.0464 0.1071 0.3437 0.2071 Earnings per share - ADS basic (US$) 1.1880 0.1856 0.4283 1.3747 0.8281 Earnings per share - ADS diluted (US$) 1.1880 0.1856 0.4283 1.3747 0.8281 Financials are derived from unaudited information. | FINANCIAL STATEMENTS 16 | EMBRAER EARNINGS RESULTS | 2nd QUARTER 2026 Embraer S.A. Consolidated Cash Flow Statement (in millions of U.S. dollars) | FINANCIAL STATEMENTS 2Q26 1Q26 2Q25 1H26 1H25 Operating Activities Income for the period 213.9 37.1 69.3 251.0 149.0 Adjustment to net income for items not affecting cash Depreciation and amortization expenses 65.6 53.2 59.6 118.8 110.2 Realization of contribution from suppliers (6.9) (3.6) (5.9) (10.5) (10.0) Losses (reversal) of impairment losses of inventories 0.5 (0.2) 4.2 0.3 11.8 Adjustment to fair value - Financial investments (10.7) 2.4 22.7 (8.3) 15.4 Expected credit losses (reversal) 1.8 (1.7) 9.1 0.1 5.9 (Gain) loss on disposal of fixed assets and investments - 1.3 12.2 1.3 13.9 Income tax and social contribution 60.6 4.2 (22.1) 64.8 (126.0) Accrued interest 65.6 36.2 37.9 101.8 73.2 Interest on marketable securities, net (3.7) (3.8) (4.7) (7.5) (9.4) Share of (profit) loss of investments accounted for the equity method 2.6 (0.2) 1.1 2.4 3.6 Foreign exchange (gain) loss, net (0.2) (0.3) 14.6 (0.5) 22.4 Other provisions 26.8 (17.0) (29.7) 9.8 (39.7) Others 1.0 1.6 2.1 2.6 3.6 Changes in assets: Financial investments (13.5) (24.4) 37.5 (37.9) 129.1 Derivative financial instruments 0.1 (23.5) 44.4 (23.4) 2.4 Accounts receivable (60.0) (24.0) (108.5) (84.0) (36.5) Contract assets 10.5 (54.8) (110.2) (44.3) (164.2) Customer financing (35.2) 0.1 5.2 (35.1) 6.1 Inventories (42.5) (410.1) (120.9) (452.6) (689.1) Other assets (35.6) (44.2) (30.8) (79.8) (82.0) Changes in liabilities: Trade accounts payable and Trade accounts payable - Supplier finance arrangements 72.4 87.2 29.8 159.6 207.0 Other payables (82.2) 49.3 16.3 (32.9) 190.0 Contract liabilities 301.2 3.7 3.0 304.9 32.2 Taxes and payroll charges payable (16.0) 18.7 30.3 2.7 43.2 Unearned income (2.6) 3.7 2.2 1.1 3.8 NET CASH (USED IN) GENERATED BY OPERATING ACTIVITIES 513.5 (309.1) (31.3) 204.4 (134.1) Income tax and social contribution paid (30.5) (31.1) (38.1) (61.6) (49.2) Interest paid (35.6) (48.2) (6.7) (83.8) (76.6) 1. NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES 447.4 (388.4) (76.1) 59.0 (259.9) Investing activities Acquisition of property, plant and equipment (63.2) (76.0) (40.7) (139.2) (119.1) Proceeds from sale of property, plant and equipment 3.6 4.3 8.5 7.9 10.9 Additions to intangible assets (49.5) (80.0) (72.5) (129.5) (132.0) Additions to investments in subsidiaries and affiliates, net of cash acquired (18.5) - (0.1) (18.5) (0.1) Acquisition of financial investments (2.2) (10.9) (139.4) (13.1) (142.0) Proceeds from sale of financial investments 63.3 15.4 56.9 78.7 60.9 Proceeds from (disposal of) loan granted (1.2) (8.2) - (9.4) - 17 | EMBRAER EARNINGS RESULTS | 2nd QUARTER 2026 2. NET CASH USED IN INVESTING ACTIVITIES (67.7) (155.4) (187.3) (223.1) (321.4) Financing activities Proceeds from loans and financing 80.5 259.0 462.9 339.5 1,146.1 Repayment of loans and financing (321.8) (154.1) (342.1) (475.9) (1,437.4) Dividends payments (62.8) (12.7) (9.1) (75.5) (9.1) Repurchases of common shares - (183.7) - (183.7) (14.5) Lease payments (6.0) (6.2) (6.2) (12.2) (12.0) 3. NET CASH (USED IN) GENERATED BY FINANCING ACTIVITIES (310.1) (97.7) 105.5 (407.8) (326.9) CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD 1,315.7 1,949.8 813.0 1,949.8 1,563.0 Increase (decrease) in cash and cash equivalents (1+2+3) 69.6 (641.5) (157.9) (571.9) (908.2) Effects of exchange rate changes on cash and cash equivalents 2.0 7.4 (1.1) 9.4 (0.8) CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD 1,387.3 1,315.7 654.0 1,387.3 654.0 | FINANCIAL STATEMENTS Financials are derived from unaudited information. 18 | EMBRAER EARNINGS RESULTS | 2nd QUARTER 2026 Embraer S.A. Consolidated Balance Sheet (in millions of U.S. dollars) Financials are derived from unaudited information. Assets 2Q26 1Q26 2Q25 Current Cash and cash equivalents 1,392.4 1,315.7 654.0 Financial investments 766.3 799.1 603.6 Trade accounts receivable 387.0 325.8 356.9 Derivative financial instruments 23.2 22.2 46.1 Customer financing 31.9 0.4 5.7 Contract assets 557.3 558.6 786.9 Inventories 3,702.3 3,666.6 3,579.2 Income tax and social contribution 124.9 127.1 215.3 Other assets 384.1 369.0 269.9 7,369.4 7,184.5 6,517.6 Non-Current Financial investments 181.9 183.8 347.7 Contract assets 43.5 57.2 - Derivative financial instruments 4.2 2.7 - Customer financing 11.2 7.5 18.3 Trade accounts receivable 2.8 3.9 1.5 Deferred income tax and social contribution 123.9 118.6 168.8 Other assets 338.8 323.3 183.9 706.3 697.0 720.2 Investments 48.1 31.9 47.4 Property, plant and equipment 2,189.7 2,152.9 2,072.6 Intangible assets 2,817.1 2,788.8 2,606.8 Right of use 106.8 103.5 108.9 5,161.7 5,077.1 4,835.7 Total Assets 13,237.4 12,958.6 12,073.5 | FINANCIAL STATEMENTS 19 | EMBRAER EARNINGS RESULTS | 2nd QUARTER 2026 Embraer S.A. Consolidated Balance Sheet (in millions of U.S. dollars) Liabilities 2Q26 1Q26 2Q25 Current Trade accounts payable 1,297.0 1,225.2 1,167.5 Trade accounts payable - supplier finance arrangements 53.8 52.3 50.6 Lease liability 25.4 22.0 21.0 Loans and financing 123.8 95.5 121.8 Other payables 549.5 630.5 413.3 Contract liabilities 2,739.6 2,510.3 2,733.6 Derivative financial instruments 22.2 27.5 82.1 Taxes and payroll charges payable 51.7 60.8 39.4 Income tax and social contribution 91.2 58.9 163.9 Unearned income 32.1 34.2 22.7 Provisions 135.2 133.9 94.3 5,121.5 4,851.1 4,910.2 Non-Current Lease liability 96.3 95.4 98.0 Loans and financing 2,340.4 2,594.6 2,083.5 Other payables 319.7 333.8 248.5 Contract liabilities 1,000.5 928.6 583.1 Derivative financial instruments 26.0 17.7 43.4 Taxes and payroll charges payable 12.0 13.1 11.1 Income tax and social contribution 4.6 4.1 3.7 Deferred income tax and social contribution 239.1 239.4 285.0 Unearned income 6.9 7.3 12.0 Provisions 239.5 209.6 187.2 4,285.0 4,443.6 3,555.5 Total Liabilities 9,406.5 9,294.7 8,465.7 Shareholders’ equity Share Capital 1,551.6 1,551.6 1,551.6 Treasury shares (398.7) (398.7) (42.7) Revenue reserves 1,879.0 1,879.0 1,624.2 Share-based payment 329.5 329.0 52.3 Other comprehensive loss (109.7) (101.1) (113.2) Result in transactions with non-controlling interest - - 135.5 Retained earnings 207.4 33.4 125.8 Equity Attributable to owners of the Company 3,459.1 3,293.2 3,333.5 Non-controlling interest 371.8 370.7 274.3 Total Equity 3,830.9 3,663.9 3,607.8 Total Liabilities And Shareholders’ Equity 13,237.4 12,958.6 12,073.5 Financials are derived from unaudited information. | FINANCIAL STATEMENTS 20 | EMBRAER EARNINGS RESULTS | 2nd QUARTER 2026 Reconciliation of IFRS and “NON-GAAP” information Represents earnings before interest, taxation, depreciation, and amortization accumulated over a period of the last 12 months. It is not a financial measure of the company’s financial performance under IFRS. EBIT, as mentioned in this press release, refers to earnings before interest and taxes, and for the purpose of reporting is the same as reported on the Income Statement as Operating Profit before Financial Income. EBITDA RECONCILIATION LTM* (IFRS) 2Q26 1Q26 2Q25 Net Income attributable to Embraer 445.9 311.9 376.5 Non-controlling interest 15.0 4.4 (7.6) Income tax (income) expense 99.4 16.7 66.9 Financial (income) expense, net 165.4 270.1 307.1 Foreign exchange (gain) loss, net 18.8 35.1 31.3 Depreciation and amortization 240.1 235.0 221.7 EBITDA LTM 984.6 873.2 995.9 EBITDA LTM Are presented because they are used internally as measures to evaluate certain aspects of the business. The company also believes some investors find them to be useful tools for measuring a company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purpose of their earnings releases, which limits EBIT and EBITDA’s usefulness as comparative measures. EBIT and EBITDA | RECONCILIATION OF IFRS AND “NON-GAAP” INFORMATION * Last Twelve Months Financials are derived from unaudited information. Financials are derived from unaudited information. EBITDA RECONCILIATION 2Q26 1Q26 2Q25 1H26 1H25 Net Income attributable to Embraer 212.6 33.4 78.6 246.0 152.0 Non-controlling interest 1.3 3.7 (9.3) 5.0 (2.9) Income tax (income) expense 60.6 4.2 (22.1) 64.8 (126.0) Financial (income) expense, net 8.8 36.7 113.5 45.5 179.1 Foreign exchange (gain) loss, net 2.5 3.7 18.8 6.2 28.5 Depreciation and amortization 58.7 49.6 53.7 108.3 100.2 EBITDA 344.5 131.3 233.2 475.8 330.9 EBITDA margin % 15.4% 9.1% 12.8% 12.9% 11.3% in millions of U.S. dollars in millions of U.S. dollars 21 | EMBRAER EARNINGS RESULTS | 2nd QUARTER 2026 ADJUSTED EBIT RECONCILIATION 2Q26 1Q26 2Q25 1H26 1H25 Operating profit before financial income (EBIT) 285.8 81.7 179.5 367.5 230.7 Expenses related to Eve 11.1 12.3 12.3 23.4 23.2 Adjusted EBIT 296.9 94.0 191.8 390.9 253.9 Adjusted EBIT margin % 13.3% 6.5% 10.5% 10.6% 8.7% Financials are derived from unaudited information. ADJUSTED EBITDA RECONCILIATION 2Q26 1Q26 2Q25 1H26 1H25 EBITDA 344.5 131.3 233.2 475.8 330.9 Expenses related to Eve 11.1 12.3 12.3 23.4 23.2 Adjusted EBITDA 355.6 143.6 245.5 499.2 354.1 Adjusted EBITDA margin % 15.9% 9.9% 13.5% 13.6% 12.1% Financials are derived from unaudited information. in millions of U.S. dollars | RECONCILIATION OF IFRS AND “NON-GAAP” INFORMATION in millions of U.S. dollars ADJUSTED NET INCOME RECONCILIATION 2Q26 1Q26 2Q25 1H26 1H25 Net income attributable to Embraer 212.6 33.4 78.6 246.0 152.0 Expenses related to Eve 8.0 10.5 10.6 18.5 20.6 Eve warrants including financial result (2.0) (16.2) 68.8 (18.2) 35.4 Adjusted net income 218.6 27.7 158.0 246.3 208.0 Adjusted net margin 9.8% 1.9% 8.7% 6.7% 7.1% Financials are derived from unaudited information. in millions of U.S. dollars Is a non-GAAP measure calculated by adding Net Income attributable to Embraer Shareholders, as well as removing the impact of non-recurring items. The company decided to no longer classify deferred taxes as an extraordinary item in 1Q26, and consequently adjusted the presented 2025 comps for an apples-to-apples comparison. Adjusted net income Is a non-GAAP measure calculated by starting at selected Embraer’s consolidated balance sheet figures and subtracting Eve’s related working capital values. For working capital calculations, in the assets side of the balance sheet, we include inventories, trade accounts receivable, customer and commercial financing, contract assets and other assets. Meanwhile, in the liabilities side of the balance sheet, we include contract liabilities, trade accounts payable, supplier finance and other payables. Working capital without Eve Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of non-recurring items, as described in the tables below. 22 | EMBRAER EARNINGS RESULTS | 2nd QUARTER 2026 SELECT BALANCE SHEET DATA - EVE 2Q26 1Q26 2Q25 Δ qoq Δ yoy A Inventories - - 0.9 - (0.9) Trade accounts receivable - - - - - Customer and commercial financing - - - - - Contract assets - - - - - Other assets 20.3 15.7 8.4 4.6 11.9 B Contract liabilities 1.5 - 1.8 1.5 (0.3) Trade accounts payable 31.0 15.3 3.1 15.7 27.9 Trade accounts payable - Supplier finance - - - - - Other liabilities 39.6 55.8 37.0 (16.2) 2.6 Working Capital (A-B) (51.8) (55.4) (32.6) 3.6 (19.2) Financials are derived from unaudited information. in millions of U.S. dollars | RECONCILIATION OF IFRS AND “NON-GAAP” INFORMATION We define Adjusted free cash flow as operating cash flow less additions to property, plant and equipment, additions to intangible assets, financial investments and other assets. Adjusted free cash flow is not an accounting measure under IFRS. Adjusted free cash flow is presented because it is used internally as a measure for the evaluation of certain aspects of our business. The company also believes some investors find it to be a useful tool for measuring Embraer’s cash position. Adjusted free cash flow should not be considered as a measure of the company’s liquidity or as a measure of its cash flow as reported under IFRS. In addition, Adjusted free cash flow should not be interpreted as a measure of residual cash flow available to the company for discretionary expenditures, since the company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate Adjusted free cash flow differently from Embraer for purposes of their earnings releases, which thus limits its usefulness for comparison between Embraer and other companies in the industry. Adjusted Free Cash Flow ADJUSTED FREE CASH FLOW W/O EVE 2Q26 1Q26 2Q25 Net cash (used in) provided by operating activities 447.4 (388.4) (76.1) Financial investments adjustment 13.5 24.4 (37.5) Adjusted net cash (used in) provided by operating activities 460.9 (364.0) (113.6) Net additions to property, plant and equipment (59.6) (71.7) (32.2) Additions to intangibles (49.5) (80.0) (72.5) Adjusted free cash generated (used) 351.8 (515.7) (218.3) Eve free cash used adjusted 49.2 68.6 56.7 Adjusted free cash generated (used) w/o Eve 401.0 (447.1) (161.6) Financials are derived from unaudited information. in millions of U.S. dollars 23 | EMBRAER EARNINGS RESULTS | 2nd QUARTER 2026 (i) Total debt represents short and long-term loans and financing including Eve (US$ billion). (ii) Net debt represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing. (iii) Net debt w/o Eve represents cash and cash equivalents, plus financial investments and intercompany loan receivable, minus short and long-term loans, less Eve Net debt. (iv) Total capitalization represents short and long-term loans and financing, plus shareholders equity (US$ billion). (v) Financial expense (gross) includes only interest and commissions on loans. (vi) The table above sets forth the reconciliation of Net income to EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (US$ million). (vii) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement (US$ million). (viii) The table above sets forth the reconciliation of Net income to Adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (US$ million). Ratios based on “NON-GAAP” information SELECTED FINANCIAL RATIOS 2Q26 1Q26 2Q25 Total debt to EBITDA (i) 2.5 3.1 2.2 Net debt to EBITDA (ii) 0.1 0.4 0.6 Net debt w/o Eve to Adjusted EBITDA (iii) 0.2 0.6 0.7 Total debt to capitalization (iv) 0.4 0.4 0.4 LTM EBITDA to financial expense (gross) (v) 6.8 6.2 5.8 LTM EBITDA (vi) 984.6 873.2 995.9 LTM Interest and commissions on loans (vii) 144.1 141.7 173.1 Adjusted LTM EBITDA w/o Eve (viii) 1,034.0 923.9 1,038.2 Financials are derived from unaudited information. | RATIOS BASED ON “NON-GAAP” INFORMATION 24 | EMBRAER EARNINGS RESULTS | 2nd QUARTER 2026 CONFERENCE CALL INFORMATION Embraer will host a conference call to present its 2Q26 results on: Monday August 10, 2026 ENGLISH: 8:00 AM (NY Time) / 9:00 AM (SP Time). Translation to Portuguese. To access the webcast Zoom webinar: 859 8644 2859 We recommend you join 15 minutes in advance. Investor Relations | CONFERENCE CALL INFO click here 25 | EMBRAER EARNINGS RESULTS | 2nd QUARTER 2026 About Embraer A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive Aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing after-sales service and support to customers. Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting more than 150 million passengers a year. Embraer is the main manufacturer of commercial jets with up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service centers and parts distribution, among other activities, in the Americas, Africa, Asia and Europe. This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations. This document contains non-GAAP financial information, to facilitate investors to reconcile Eve’s financial information in GAAP standards to Embraer’s IFRS. | ABOUT EMBRAER 26 | EMBRAER EARNINGS RESULTS | 2nd QUARTER 2026 CONTACT investor.relations@embraer.com.br GUI PAIVA EAH CFO; EMBJ Head of IR, M&A and CVC gpaiva@embraer.com PATRICIA MC KNIGHT IR Manager patricia.mcknight@embraer.com.br ALESSANDRA RANGEL IR Specialist alessandra.vianna@embraer.com.br RODRIGO DINIZ IR Analyst rodrigo.dmendes@embraer.com.br ANA LUIZA MUNIZ IR Analyst ana.muniz@embraer.com.br ri.embraer.com.br/en

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2026

Embraer S.A.

By:	/s/ Felipe Santana Santiago de Lima
	Name:	Felipe Santana Santiago de Lima
	Title:	Executive Vice President of Finance and Investor Relations